Annual Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December
 19, 2017. Common/Preferred shareholders voted as indicated below:

PIMCO New York Municipal Income Fund III
 Affirmative
 Withheld Authority

Reelection of Deborah A. DeCotisClass III to serve until the annual meeting held during the 2020 fiscal year
	5,033,692
	105,844

Election of William B. Ogden, IVClass III to serve until
 the annual meeting held during the 2020 fiscal year
	5,039,955
	99,581

Reelection of Craig A. DawsonClass III to serve until the
 annual meeting held during the 2020 fiscal year
	5,039,955
	99,581


Election of John C. ManeyClass I to serve until the annual
 meeting held during the 2018 fiscal year
	5,039,955
	99,581


The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Bradford K. Gallagher, James A.
 Jacobson, Hans W.Kertess, Alan Rappaport, continued to serve as Trustees of the Fund.